EXHIBIT 99.1

FOR:        AMERIVEST PROPERTIES INC.

FROM:       L. B. Stauffer, Sr. VP
            Linda Decker, Investor Relations
            Porter, LeVay & Rose, Inc.
            (212) 564-4700

COMPANY     Charles Knight, President
CONTACT:    (303) 297-1800 x113


                   AMERIVEST ANNOUNCES SECOND QUARTER RESULTS:
     INCREASES IN OPERATING REVENUE AND NET INCOME; NON-RECURRING, NON-CASH
             CHARGE FOR CHAPTER 11 FILING BY RHYTHMS NETCONNECTIONS

     DENVER, CO, Aug. 13 -- AmeriVest Properties Inc. (AMEX: AMV) today announced results for the three and six months ended June 30, 2001. For the six months ended June 30, 2001, operating revenue was $4,798,891 and net income was $760,471 or $.23 per share, as compared with revenue of $3,357,513 and net income of $225,522 or $.10 per share, for the prior year. Funds from Operations for the six months ended June 30, 2001 were $777,286 or $.24 per share, as compared with $795,179 or $.36 per share, in 2000.

     The company reported, for the three months ended June 30, 2001, operating revenue of $2,819,810 and net income of $715,901 or $.21 per share, as compared with operating revenue of $1,744,636 and net income of $110,869 or $.05 per share, for the prior year. Net income for the three months ended June 30, 2001 included a gain on sale of real estate of $1,143,698 or $.34 per share, offset by the non-recurring, non-cash charge of $326,113 in unamortized deferred rents receivable and $323,447 in unamortized lease commissions for a lease with Rhythms NetConnections, Inc., a telecommunications tenant that recently filed for Chapter 11 bankruptcy protection. Funds From Operations for the quarter ended June 30, 2001, which includes the one-time charge for deferred rents receivable were $364,214 or $.11 per share, as compared with $404,399 or $.18 per share, in 2000. Before the charge, Funds From Operations per share for the quarter and the six months were $.20 and $.34, respectively, an increase of 11% for the quarter and a decrease of 6% for the six months from the comparable period in 2000.

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     Results for the second quarter of 2001 include operations from the company's Sheridan Plaza at Inverness and Sheridan Center buildings, which were not owned by the company in the second quarter of 2000, and the Panorama Falls office building, which was acquired in May 2000. The second quarter 2001 results do not include any operations from the self-storage facilities, which were sold in the third quarter of 2000, and only two months of operations from the Giltedge office building in Wisconsin, which was sold in June 2001.

     On August 2, 2001, Rhythms NetConnections which leases 51,883 square feet in AmeriVest's Panorama Falls office building in Englewood, CO, voluntarily filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (see Rhythms' Aug. 2 release - OTCBB:RTHMQ.OB). Rhythms is current on all rent payments and AmeriVest holds a security deposit from Rhythms in the amount of $335,000. Since May 2000, Rhythms has invested more than $500,000 in improvements to the building. Due to the Chapter 11 filing, AmeriVest has taken a non-recurring, non-cash charge of $326,113 in unamortized deferred rents receivable and accelerated the amortization of the $323,447 unamortized lease commission related to the Rhythms lease during the quarter ended June 30, 2001.

     On August 10, 2001, Rhythms announced that it had terminated about 700 of its remaining 1,000 employees and notified customers that service will end in a month. William Atkins, AmeriVest Chairman and CEO, said "Rhythms may choose to either assume or reject its unexpired lease at Panorama Falls, but is obligated to pay its rent until it rejects the lease. Rhythms has paid rent through August 31, 2001. At this time we have no information as to how long they plan to remain in our building." Comcast Corporation leases the remaining 10,080 square feet of the Panorama Falls building through May 24, 2002 and has expressed an interest in extending a portion of their lease beyond May 2002.

     "When AmeriVest purchased Panorama Falls, the building was configured with offices, systems and technology infrastructure designed to accommodate small to mid-sized tenants. When Rhythms ultimately vacates its space, the space is easily modified for the smaller tenants we target," Atkins continued. "We are optimistic about prospects for the Rhythms space at Panorama Falls should it become available. We believe this is good quality real estate in an excellent location." he concluded.

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     Notwithstanding the one-time non-recurring, non-cash charge, Atkins said,
"We are pleased with our quarterly results. But for the charge, our Funds from Operations on a per share basis increased 11% over the second quarter of 2000 and 43% over the first quarter of 2001. Our primary task now is to re-lease the vacant space if Rhythms rejects their lease and focus on the acquisition of high-quality small tenant buildings with the proceeds from our recent public offering. Given the Rhythms situation and our recent offering of 2 million new common shares, we do not expect our per share FFO to begin to fully reflect the results of our value-added small tenant office strategy until the first quarter of 2002," Atkins added.

     AmeriVest Properties Inc., with its principal office in Denver, Colorado, owns 22 office properties and is focused on serving small to mid-sized office tenants in select markets. Its common stock is listed on the American Stock Exchange under the symbol "AMV."


Certain matters discussed in this release are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including the risks and uncertainties of acquiring, owning, operating and disposing of real estate. Such risks and uncertainties are disclosed in the Company's past and current filings with the U.S. Securities and Exchange Commission.





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                                      AMERIVEST PROPERTIES INC.
                                Selected Income Statement Information

                                                 Three Months Ended             Six Months Ended
                                                      June 30,                      June 30,
                                                     (Unaudited)                  (Unaudited)
                                             --------------------------   --------------------------
                                                 2001           2000          2001           2000
                                             -----------    -----------   -----------    -----------
Real Estate Operating Revenue
   Commercial properties                     $ 2,819,810    $ 1,415,504   $ 4,798,891    $ 2,713,186
   Storage properties                               --          329,132          --          644,327
                                             -----------    -----------   -----------    -----------
                                               2,819,810      1,744,636     4,798,891      3,357,513
                                             -----------    -----------   -----------    -----------

Real Estate Operating Expenses
Property operating expenses
      Operating expenses                         681,249        478,525     1,267,898        890,698
      Real estate taxes                          226,222        173,172       374,202        330,251
      Management fees                            141,545         81,114       242,846        159,967
General and administrative                       195,336        109,728       358,281        243,549
Impairment of deferred rent receivable           326,113           --         326,113           --
Interest                                         894,575        505,516     1,490,051        954,760
Depreciation and amortization                    792,011        293,530     1,133,066        569,657
                                             -----------    -----------   -----------    -----------
                                               3,257,051      1,641,585     5,192,457      3,148,882
                                             -----------    -----------   -----------    -----------

Other Income
   Interest income                                 9,444          7,818        21,182         16,891
   Share in results of affiliate                       0              0       (10,843)             0
                                             -----------    -----------   -----------    -----------
                                                   9,444          7,818        10,339         16,891
                                             -----------    -----------   -----------    -----------

Income before gain on sale of real estate    ($  427,797)   $   110,869   ($  383,227)   $   225,522
                                             -----------    -----------   -----------    -----------

Gain on sale of real estate                    1,143,698           --       1,143,698           --
                                             -----------    -----------   -----------    -----------
Net Income                                   $   715,901    $   110,869   $   760,471    $   225,522
                                             ===========    ===========   ===========    ===========

Net Income Per Common Share
     Basic                                   $      0.22    $      0.05   $      0.24    $      0.10
                                             ===========    ===========   ===========    ===========
     Diluted                                 $      0.21    $      0.05   $      0.23    $      0.10
                                             ===========    ===========   ===========    ===========

Weighted Average Common Shares Outstanding
     Basic                                     3,268,056      2,228,850     3,130,227      2,228,850
                                             ===========    ===========   ===========    ===========
     Diluted                                   3,413,289      2,229,687     3,248,541      2,229,830
                                             ===========    ===========   ===========    ===========

Funds from Operations:
 Net Income                                  $   715,901    $   110,869   $   760,471    $   225,522
   Depreciation and Amortization                 792,011        293,530     1,133,066        569,657
   Share of depreciation of affiliate               --             --          27,447           --
   Gain on sale of real estate                (1,143,698)          --      (1,143,698)          --
                                             -----------    -----------   -----------    -----------

                                             -----------    -----------   -----------    -----------
Funds From Operations                            364,214        404,399       777,286        795,179
                                             ===========    ===========   ===========    ===========

FFO per Common Share
     Basic                                   $      0.11    $      0.18   $      0.25    $      0.36
                                             ===========    ===========   ===========    ===========
     Diluted                                 $      0.11    $      0.18   $      0.24    $      0.36
                                             ===========    ===========   ===========    ===========


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                            AMERIVEST PROPERTIES INC.
                       Selected Balance Sheet Information


                                                   June 30,      December 31,
                                                     2001            2000
                                                 ------------    ------------
Assets at cost                                   $ 64,063,920    $ 45,789,184
     Less accumulated depreciation and
        amortization                              (2,303,312)     (3,425,387)
                                                 ------------    ------------
Total assets                                     $ 61,760,608    $ 42,363,797

Total mortgage loans and notes payable           $ 42,056,282    $ 28,122,856

Total stockholders' equity                       $ 14,412,870    $ 11,358,503

Common shares outstanding at end of period          4,331,188       2,976,939



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2001